FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1        FRN Variable Rate Fix released on 16 December 2002
No. 2        FRN Variable Rate Fix released on 16 December 2002
No. 3        Director Shareholding released on 16 December 2002
No. 4        FRN Variable Rate Fix released on 16 December 2002
No. 5        FRN Variable Rate Fix released on 16 December 2002
No. 6        FRN Variable Rate Fix released on 16 December 2002
No. 7        FRN Variable Rate Fix released on 17 December 2002
No. 8        Pricing Supplement released on 17 December 2002
No. 9        Director Shareholding released on 17 December 2002
No. 10       Holding(s) in Company released on 18 December 2002
No. 11       FRN Variable Rate Fix released on 18 December 2002
No. 12       FRN Variable Rate Fix released on 20 December 2002

Document No. 1

RE:   NORTHERN ROCK PLC
      GBP 5,715,000 SERIES 213 EMTN
      DUE 13 DECEMBER 2004
      ISIN: XS0140359828

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13DEC2002 TO 13MAR2003 HAS BEEN FIXED AT 4.0675 PCT PER ANNUM.

INTEREST PAYABLE VALUE 13MAR2003 WILL AMOUNT TO:
GBP 50.15 PER GBP 5,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 505 3881.


RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 2

RE:  NORTHERN ROCK PLC
     GBP 50,000,000 SERIES 192 EMTN
     DUE FEBRUARY 2004
     ISIN: XS0121157761

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13DEC2002 TO 13MAR2003 HAS BEEN FIXED AT 4.0775 PCT PER ANNUM.

INTEREST PAYABLE VALUE 13MAR2003 WILL AMOUNT TO:
GBP 1,005.41 PER GBP 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 3

                               Northern Rock plc

     Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 13 December 2002 of 100,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to Executive Directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.1880 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,817,922 Ordinary 25p Shares, representing 1.38% of the Company's issued share capital.

The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Document No. 4

RE:   NORTHERN ROCK PLC
      GBP 12,000,000 SERIES 138 EMTN
      DUE SEPTEMBER 2003
      ISIN: XS0090810119

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16DEC02 TO 17MAR03 HAS BEEN FIXED AT 4.20945 PCT PER ANNUM.

INTEREST PAYABLE VALUE 17MAR03 WILL AMOUNT TO:
GBP 1,049.48 PER GBP 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 5

RE:   NORTHERN ROCK PLC
      GBP 7,200,000 SERIES 191 EMTN
      DUE DECEMBER 2003
      ISIN: XS0122077513

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16DEC02 TO 17MAR03 HAS BEEN FIXED AT 4.06945 PCT PER ANNUM.

INTEREST PAYABLE VALUE 17MAR03 WILL AMOUNT TO:
GBP 10.15 PER GBP 1,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 6

RE:   NORTHERN ROCK PLC GBP
      25,000,000 EMTN DUE
      JUNE 2005
      ISIN: XS0088163794

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16DEC02 TO 17MAR03 HAS BEEN FIXED AT 4.05945 PCT PER ANNUM.

INTERTEST PAYABLE VALUE 17MAR03 WILL AMOUNT TO:
GBP 101.21 PER GBP 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.


RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 7

RE:  NORTHERN ROCK PLC
     GBP 3,760,000 SERIES 191 EMTN
     DUE:  13 JANUARY 2004
     ISIN:  XS0120983597

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16DEC02 TO 17MAR03 HAS BEEN FIXED AT 4.00945 PCT PER ANNUM.

INTEREST PAYABLE VALUE 17MAR03 WILL AMOUNT TO:
GBP 99.96 PER GBP 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL:  44 207 508 3857/3855 OR FAX:  44 207 508 3881.

RATEFIX DESK
CITIBANK N.A. LONDON

Document No. 8

Pricing Supplement

Issuer:                               Northern Rock Plc

Series Number:                        233

Description:                          Issue of GBP 2,790,000 Floating Rate Notes

Currency/ Principal Amount:           Pounds Sterling ("GBP")

Issue Price:                          100.00 per cent

Specified Denomination                GBP 1,000

Issue Date:                           12 December 2002

Maturity Date:                        10 December 2009

ISIN:                                 XS0159597110

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS
Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 9

                               NORTHERN ROCK PLC
                     NOTIFICATION OF ACQUISITION OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in the QUEST and that on 16 December 2002 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares           Price per Share        Percentage of Issued Share Capital

773                    GBP6.38                0.00018


Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the QUEST shareholding to nil.

Document No. 10

                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 18 December 2002 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 20,779,325 ordinary 25p shares of the Company representing a non-beneficial holding of 4.93% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

Document No. 11

RE:   NORTHERN ROCK PLC
      GBP 7,200,000 SERIES 225 EMTN
      DUE JUNE 2009
      ISIN: XS0149901190

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18DEC02 TO 18MAR03 HAS BEEN FIXED AT 4.1657 PCT PER ANNUM

INTEREST PAYABLE VALUE 18MAR03 WILL AMOUNT TO:
GBP 1,027.16 PER GBP 100,000 DENOMINATION


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 12

RE:   NORTHERN ROCK PLC
      USD 6,038,000 SERIES 186 EMTN
      DUE SEPTEMBER 2004
      ISIN: XS0118133569

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 23DEC02 TO 24MAR03 HAS BEEN FIXED AT 1.46 PCT PER ANNUM.

INTEREST PAYABLE VALUE 24MAR03 WILL AMOUNT TO:
USD 3.69 PER USD 1,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                Northern Rock plc
                                (Registrant)


Date:  23 December 2002         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary